Exhibit 14

                          NEW PEOPLES BANKSHARES, INC.
                                 CODE OF ETHICS

General

         The purpose of this Code of Ethics is to establish certain standards of conduct for the directors and executive and senior financial officers, and individuals performing similar functions, of New Peoples Bankshares, Inc. and its subsidiaries. The Company expects the highest possible ethical conduct from these individuals in order to merit and maintain the complete confidence and trust of its customers, its shareholders and the public in general, and compliance with this Code is mandatory. The intent of this Code is to support a culture of transparency, integrity and honesty.

         This Code is intended to supplement the requirements of the code of conduct that is applicable to all of the Company's directors, officers and employees.

Standards

Honest and Ethical Conduct

         This Code requires the Company's directors and executive and senior financial officers to exercise honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interests between personal and professional relationships.

         Conflicts of interest are prohibited as a matter of Company policy. A "conflict of interest" exists when an officer's private interest interferes or conflicts in any way (or even appears to interfere or conflict) with the interests of the Company. A conflict situation can arise when an officer takes actions or has interests that may make it difficult to perform his work for the Company objectively and effectively. Conflicts of interest may also arise when a director or an officer, or a member of his family, receives improper personal benefits as a result of his position with or in the Company, whether from a third party or from the Company. If a question arises as to the existence of a conflict of interest, the director or officer should bring it to the prompt attention of the Audit Committee of the Company's Board of Directors.

         In addition, directors and officers are prohibited from taking for themselves personally opportunities that properly belong to the Company or are discovered through the use of corporate property, information or position without the consent of the Audit Committee of the Board of Directors. No director or officer may use corporate property, information or position for improper personal gain. No director or officer may compete with the Company directly or indirectly. Directors and officers owe a duty to the Company to advance the Company's legitimate interests when the opportunity to do so arises.

         Each director and officer is further expected to deal fairly with the Company's customers, vendors, competitors, officers and employees. No director or officer should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair dealing practices.


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                                                                 Exhibit 14

Full and Fair Disclosure

         This Code requires the Company's directors and executive and senior financial officers to promote full, fair, accurate, timely and understandable disclosure in the reports that the Company files with the Securities and Exchange Commission and in other public communications. As a public company, it is of critical importance that the Company's filings with the Securities and Exchange Commission be accurate and timely. The Company expects its directors and officers to take very seriously their responsibility to provide necessary information to assure that the Company's public reports are complete, fair and understandable and to provide prompt accurate answers to any inquiry related to the Company's public disclosure requirements.

         All of the Company's books, records, accounts and financial statements must be maintained in reasonable detail, must appropriately reflect the Company's transactions and must conform both to applicable legal requirements and to the Company's system of internal controls. Unrecorded or "off the books" funds or assets should not be maintained unless permitted by applicable law or regulation. Directors and officers must not make a deliberate misrepresentation concerning the Company or its business operations. No director or officer shall create, or assist another in creating, a false or misleading entry on the Company's books or records.

         In addition, directors and officers must make open and full disclosures to, and have honest discussions with, the auditor of the Company's financial statements. Directors, officers, and any other persons acting under their direction, are prohibited from taking any action to fraudulently influence, coerce, manipulate or mislead any independent public accountant engaged to perform audit or non-audit services for the Company.

Compliance with Law

         This Code requires the Company's directors and executive and senior financial officers to comply with applicable governmental laws, rules and regulations. Directors and officers are expected to understand, respect and comply with all of the laws, regulations, policies and procedures that apply to them in their position within the Company.

Reporting of Violations

         This Code requires the Company's directors and executive and senior financial officers to adhere to prompt internal reporting of violations of this Code to appropriate persons.

         Directors or officers who suspect or discover any other director or officer engaging in any illegal or unethical act have the responsibility to promptly notify the Audit Committee of the Board of Directors. Such communication will be kept confidential to the extent possible. The Company will not permit retaliation against any employee for reports of breaches of this Code.

Accountability

         This Code requires the Company's directors and executive and senior financial officers to maintain accountability for adherence to this Code. It is the responsibility of each director and officer to be familiar with this Code. The Audit Committee of the Board of Directors is expected to make every reasonable effort to ensure that each director and officer complies with the provisions of this Code.

         Officers who violate this Code may be subject to discipline, up to and including, but not limited to, dismissal from employment. Directors may be asked to resign from the Board. Any such action shall be reasonably designed to deter wrongdoing and to promote accountability for adherence to this Code


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                                                                  Exhibit 14

Disclosures

         The Company will make a copy of this Code publicly available through the Company's internet site or as an exhibit to its Annual Report on Form 10-K.

         The Audit Committee of the Board of Directors shall consider any request for a waiver of this Code. The Company must promptly disclose any waiver of this Code to all of its shareholders as required by the rules of the Securities and Exchange Commission.